SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

09 September 2019
 LLOYDS BANKING GROUP plc
 (Translation of registrant's name into English)

5th Floor
25 Gresham Street
London
EC2V 7HN
United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X..     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes         No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): 82- ________

Index to Exhibits

Item

 No. 1 Regulatory News Service Announcement, dated 9 September 2019 re: Update on Payment Protection Insurance

               9 September 2019

UPDATE ON PAYMENT PROTECTION INSURANCE

Lloyds Banking Group plc (the 'Group') is today providing an update on charges relating to the mis-selling of Payment Protection Insurance ('PPI').

At our half year results on 31 July 2019, the Group reported a PPI charge for the first half of 2019 of £650 million, with an unutilised provision of £1,083 million relating to complaints and associated administration costs. At that time, the Group also stated that its provision was based on the assumption that PPI information requests ('PIRs') continued at the elevated level of around 190,000 per week until the deadline for submission of claims on 29 August 2019.

In line with the broader market, the volume of PIRs received in August was higher than expected, with a significant spike in the final days before the deadline expired. In the final month the Group received approximately 600,000 to 800,000 PIRs per week, well above the previous assumption. While the quality of these complaint volumes remains uncertain, given initial sampling, we believe the quality has continued at a low level. The Group also experienced an increase in direct complaints in the same period. Including claims by the Official Receiver, the Group now estimates that it will need to make an incremental charge for PPI claims, in addition to the provisions to 30 June 2019, in the range of £1.2 billion to £1.8 billion in its Q3 Interim Management Statement. The estimated range amounts are preliminary and unaudited.

The Group continues to process PIRs and the final PPI provision could be above or below the range provided.

The Group now expects capital build in 2019 to be below our ongoing 170 to 200 basis points per annum guidance and for the statutory return on tangible equity to be lower than our 2019 guidance of around 12 per cent, with the final outcome dependent on the actual charge taken.

In line with its prudent approach, and the uncertainty around the final outcome for PPI, the Board has decided to suspend the remainder of the 2019 buyback programme, with c.£600 million of the up to £1.75 billion programme expected to be unused at mid-September. In line with normal practice, the Board will give consideration to the distribution of surplus capital at the year end and continues to target a progressive and sustainable ordinary dividend. As previously reported, the Board's view of the level of capital required by the Group to grow the business, meet regulatory requirements and cover uncertainties reduced earlier this year from around 13 per cent to around 12.5 per cent, plus a management buffer of around 1 per cent.

- END -

For further information:

Investor Relations
Douglas Radcliffe                                                                           +44 (0)20 7356 1571
Group Investor Relations Director
douglas.radcliffe@lloydsbanking.com

Corporate Affairs
Matt Smith                                                                                       +44 (0)20 7356 3522
Head of Corporate Media
matt.smith@lloydsbanking.com

FORWARD LOOKING STATEMENTS

This document contains certain forward looking statements with respect to the business, strategy, plans and/or results of the Group and its current goals and expectations relating to its future financial condition and performance. Statements that are not historical facts, including statements about the Group's or its directors' and/or management's beliefs and expectations, are forward looking statements. By their nature, forward looking statements involve risk and uncertainty because they relate to events and depend upon circumstances that will or may occur in the future. Factors that could cause actual business, strategy, plans and/or results (including but not limited to the payment of dividends) to differ materially from forward looking statements made by the Group or on its behalf include, but are not limited to: general economic and business conditions in the UK and internationally; market related trends and developments; fluctuations in interest rates, inflation, exchange rates, stock markets and currencies; any impact of the transition from IBORs to alternative reference rates; the ability to access sufficient sources of capital, liquidity and funding when required; changes to the Group's credit ratings; the ability to derive cost savings and other benefits including, but without limitation as a result of any acquisitions, disposals and other strategic transactions; the ability to achieve strategic objectives; changing customer behaviour including consumer spending, saving and borrowing habits; changes to borrower or counterparty credit quality; concentration of financial exposure; management and monitoring of conduct risk; instability in the global financial markets, including Eurozone instability, instability as a result of uncertainty surrounding the exit by the UK from the European Union (EU) and as a result of such exit and the potential for other countries to exit the EU or the Eurozone and the impact of any sovereign credit rating downgrade or other sovereign financial issues; political instability including as a result of any UK general election; technological changes and risks to the security of IT and operational infrastructure, systems, data and information resulting from increased threat of cyber and other attacks; natural, pandemic and other disasters, adverse weather and similar contingencies outside the Group's control; inadequate or failed internal or external processes or systems; acts of war, other acts of hostility, terrorist acts and responses to those acts, geopolitical, pandemic or other such events; risks relating to climate change; changes in laws, regulations, practices and accounting standards or taxation, including as a result of the exit by the UK from the EU, or a further possible referendum on Scottish independence; changes to regulatory capital or liquidity requirements and similar contingencies outside the Group's control; the policies, decisions and actions of governmental or regulatory authorities or courts in the UK, the EU, the US or elsewhere including the implementation and interpretation of key legislation and regulation together with any resulting impact on the future structure of the Group; the ability to attract and retain senior management and other employees and meet its diversity objectives; actions or omissions by the Group's directors, management or employees including industrial action; changes to the Group's post-retirement defined benefit scheme obligations; the extent of any future impairment charges or write-downs caused by, but not limited to, depressed asset valuations, market disruptions and illiquid markets; the value and effectiveness of any credit protection purchased by the Group; the inability to hedge certain risks economically; the adequacy of loss reserves; the actions of competitors, including non-bank financial services, lending companies and digital innovators and disruptive technologies; and exposure to regulatory or competition scrutiny, legal, regulatory or competition proceedings, investigations or complaints. Please refer to the latest Annual Report on Form 20-F filed with the US Securities and Exchange Commission for a discussion of certain factors and risks together with examples of forward looking statements. Except as required by any applicable law or regulation, the forward looking statements contained in this document are made as of today's date, and the Group expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward looking statements contained in this document to reflect any change in the Group's expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based. The information, statements and opinions contained in this document do not constitute a public offer under any applicable law or an offer to sell any securities or financial instruments or any advice or recommendation with respect to such securities or financial instruments.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LLOYDS BANKING GROUP plc
 (Registrant)

By: Douglas Radcliffe
Name: Douglas Radcliffe
Title: Group Investor Relations Director

Date: 9 September 2019